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April 5, 2023 U.S. Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services Washington, D.C. 20549	C. Brophy Christensen D: +1 415 984 8793 bchristensen@omm.com

Re:	Atlanta Braves Holdings, Inc.

Registration Statement on Form S-4

Filed December 21, 2022

File No. 333-268922

To Staff of the Division of Corporation Finance:

On behalf of our client, Atlanta Braves Holdings, Inc. (“SplitCo”), we are providing their response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter, dated March 9, 2023 with respect to the filing referenced above.

This letter and Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-4 (File No. 333-268922) are being filed electronically via the EDGAR system today.

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by SplitCo’s response:

Amendment No. 1 to Registration Statement on Form S-4

Questions and Answers, page 15

1.            We note your response to comment 2 regarding the number of votes and conversion rights of BATRA, BATRB and BATRK. Here and in your Summary section, please prominently describe the number of votes per share to which each of New BATRA, New BATRB and New BATRK is entitled, as well as the circumstances or events in which the conversion of the various series of shares are mandatory or optional, including any exceptions.

Austin • Century City • Dallas • Houston • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

Response: In response to the Staff’s comment, SplitCo revised the disclosures on pages 18, 36 and 123 of Amendment No. 2 to describe the voting and conversion rights of New BATRA, New BATRB and New BATRK.

Description of SplitCo’s Business, page 140

2.            We note your response to comment 13 and reissue our comment in part. Please revise to summarize the material terms (including any termination rights) of your lease agreement and file the agreement as an exhibit to the registration statement. Alternatively, please provide your analysis as to why you are not required to do so pursuant to Item 601(b)((10)(ii)(B) of Regulation S-K. In this regard, we acknowledge your response that the payment obligations under this agreement are immaterial in amount. Please tell us, however, whether you are substantially dependent on this agreement to sell your products or services.

Response: In response to the Staff’s comment, SplitCo revised disclosures on pages 148 of Amendment No. 2 to summarize the material terms of the Stadium Operating Lease, dated May 27, 2014, which has been filed as Exhibit 10.9 to Amendment No. 2.

3.            We note your response to comment 18 and reissue our comment in part. To the extent that you substantially depend on any particular agreements, please summarize their material terms and file such agreements as exhibits to the registration statement.

Response: In response to the Staff’s comment, SplitCo respectfully advises the Staff that neither SplitCo nor any of its subsidiaries are materially or substantially dependent upon any rental, sponsorship or parking agreement.

4.            We note your response to comment 15 that “management expects players signed to long-term contracts with Braves to represent only a small portion of the Braves’ active roster in any given year.” To provide balanced disclosure, please also address the amounts due under such contracts. In this regard, we note your disclosure on page F-19 that as of September 30, 2022 the aggregate amounts due under such contracts was $912.4 million. To the extent that you deem your entry into long-term contracts with players as a material part of your business, please revise to disclose as such and include a more robust a discussion of the market demand and competitive conditions to secure such long-term contracts.

Response: In response to the Staff’s comment, SplitCo revised the disclosure on pages 146-147 of Amendment No. 2. SplitCo respectfully advises the Staff that it does not believe entering into long-term employment contracts with players is a material part of SplitCo’s business and such contracts do not materially impact SplitCo’s results of operations. For each year, the Braves establish a budget, a portion of which is allocated for player salaries (the “Player Salary Budget”). Long-term player contracts are factored into the Player Salary Budget. If the Braves sign a player to a long-term player contract, for any given year during which such contract remains in effect and binding on the Braves, the Braves may have less room under such year’s Player Salary Budget to sign new players or trade for players (and absorb such player’s salary), but the overall cost of player salaries to the Braves generally remains within the Player Salary Budget. In other words, a long-term player contract does not increase the costs of the Braves; instead a portion of the Player Salary Budget for such year becomes allocated to such long-term player contract and as a result the Braves have less unallocated Player Salary Budget to allocate to other players that may help with their on-field success. On the other hand, if, for example, the Braves decide that they value extra flexibility to sign new players, but are still subject to an existing long-term player contract, the Braves can pursue a potential trade of such player whereby the other MLB team receiving such player absorbs some or all of the salary obligations under such long-term player contract, which in turn can provide the Braves with extra flexibility to sign new players without increasing its aggregate Player Salary Budget. In either case, the on-the-field value of the player signed to the long-term contract may exceed that of the players the Braves would have otherwise signed had it not entered into such long-term player contract, or vice versa. It is not the long-term player contract itself that is material to SplitCo’s business or has a material impact on SplitCo’s results of operations; instead SplitCo’s results of operations may be materially impacted by the ability of the Braves to correctly determine the market value of a given player commensurate with the contributions that such player will make on-the-field.

SplitCo Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 170

5.            We note your revised disclosure in response to comment 14 and reissue our comment in part. Please revise to describe why the metric is useful to investors, how management uses the metric, how you calculate the average number of attendees per regular season home game and if there are any estimates or assumptions underlying the metric or its calculation.

Response: In response to the Staff’s comment, SplitCo revised disclosure on page 145 of Amendment No. 2 to describe how the Braves management calculates the average number of attendees per regular season home game, how management uses the metric and why the metric is useful to investors.

Strategies and Challenges, page 170

6.            We note your response to comment 21. Please revise your disclosure to explain the impact of the expiration and entry into new long-term player contracts, as well as the signing of contracts with arbitration-eligible players, on your results of operations and/or liquidity. It appears the Braves player payroll will be significantly higher in 2023. Fan Graphs Projects the Braves players’ payroll, other payments due for former players, and estimated salaries for the Braves 40-man roster for purpose of the luxury tax payroll to be approximately $240 million for the 2023 season. Refer to Item 303(b)(1)(i) and 303(b)(2)(ii) of Regulation S-K.

Response: In response to the Staff’s comment, SplitCo revised the disclosure on pages 146-147 of Amendment No. 2. SplitCo respectfully advises the Staff that it does not believe that the expiration and entry into new long-term player contracts, as well as the signing of contracts with arbitration-eligible players, does not have a material impact on SplitCo’s results of operations or liquidity. For each year, the Braves establish a Player Salary Budget. Long-term player contracts as well as other player contracts, including those with arbitration-eligible players, are factored into the Player Salary Budget. If a long-term player contract expires one year, the Braves may have additional room in the subsequent year’s Player Salary Budget to, among other things, enter into new player contracts (including long-term player contracts) with one or more players or to trade for another player and assume such player’s contract. The inverse is also true. If a long-term player contract or a contract with an arbitration-eligible player is entered into in a given year, the Braves may have less room under such year’s Player Salary Budget to sign new players or trade for players. Such player contracts do not increase the overall cost of the Braves and, as a result, do not (i) increase or decrease the liquidity of SplitCo in any material way or (ii) have a direct material favorable or unfavorable impact on net sales, revenues or income of SplitCo.

In addition, if in any given year the Braves decide to reduce Player Salary Budget from the prior year, but are subject to existing player contracts (including long-term player contracts) that exceed such reduced Player Salary Budget, the Braves can pursue a potential trade of a player structured in such a way that the other MLB team receiving the player absorbs some or all of the salary obligations under such contract, which in turn reduces the overall cost of player salaries to the Braves. Conversely if in any given year the Braves decide to increase the Player Salary Budget from the prior year, the impact of existing player contracts (including long-term player contracts) on the ability of the Braves to sign new players or trade for another team’s player (and absorb some or all of the salary obligations of such player) is lessened because such existing player contracts (including long-term player contracts) were already at or below the prior year’s lower Player Salary Budget.

Separately and in addition to the above responses, SplitCo also respectfully advises the Staff that the receipt of a private letter ruling from the Internal Revenue Service to the effect that the Split-Off will qualify as a tax-free transaction has been removed as a condition to the consummation of the Split-Off and references to such have accordingly been removed as reflected in Amendment No. 2. For additional information, please refer to the Form 8-K furnished on April 5, 2023 by Liberty Media Corporation.

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If you have any questions, please do not hesitate to contact the undersigned at (415) 984-8793 or bchristensen@omm.com.

Very truly yours,

/s/ C. Brophy Christensen

C. Brophy Christensen

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